UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-04307

Husky Energy Inc.
(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___       Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___    No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On November 26 2010, Husky Energy Inc. issued a press release announcing the filing of a universal short form base shelf prospectus with applicable securities regulators in each of the provinces of Canada.  The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ “James D. Girgulis”
James D. Girgulis
Vice President, Legal & Corporate Secretary

Date:  November 29, 2010

Exhibit A

HUSKY ENERGY FILES UNIVERSAL PROSPECTUS

Calgary, Alberta (November 26, 2010) - Husky Energy Inc. has filed a universal short form base shelf prospectus with applicable securities regulators in each of the provinces of Canada (the “Shelf Prospectus”), effective November 26, 2010.

The Shelf Prospectus will enable Husky to offer up to $3 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and units (the “Securities”) in Canada until December 2012.   The Shelf Prospectus will provide Husky with the ability to efficiently access capital markets and enhance liquidity and financial flexibility.

During the 25 month period that the Shelf Prospectus remains effective, Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any Securities in any jurisdiction.  This news release is not an offer for sale within the United States of any Securities or other securities of Husky Energy.  Any offering of Securities of Husky Energy will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration under U.S. securities laws or an applicable exemption from registration under such laws.  These Securities may not be sold in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Husky Energy is an integrated energy company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For additional information, please contact:

Investor Inquiries:	Media Inquiries:

Rob McInnis Manager, Investor Relations 403-298-6817	Graham White Corporate Communications 403-298-7088